Exhibit 99.3

NOTICE TO THE SHAREHOLDERS

SUZANO S.A.

Publicly Held Company

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, March 30, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Instruction No. 481, of December 17, 2009 (“ICVM 481”), as amended, and under OFFICIAL LETTER/CVM/SEP/No. 2/2020, informs its shareholders and the market in general that it has received from the shareholder BNDES Participações S.A. – BNDESPAR the appointment of Messrs. Eraldo Soares Peçanha and Kurt Janos Toth as candidates to effective and alternate members, respectively, of the Company’s Fiscal Council for a separate election under Article 161, Paragraph 4 of Law No. 6,404/76, as amended, to be carried out at the Company’s Annual General Meeting convened to be held on April 24, 2020 at 09:30 a.m. (“AGM”), when an extraordinary general meeting of the Company will be held cumulatively (“AEGM”).

Due to the aforementioned appointment, the Company’s Management supports the election of Messrs. Luiz Augusto Marques Paes and Rubens Barletta, as effective members, and Messrs. Roberto Figueiredo Mello e Luiz Gonzaga Ramos Schubert, as their respective alternates, all of them appointed by the Company’s controlling shareholder, to compose the Fiscal Council.

The office of the members of the Fiscal Council that may be elected in the AGM shall be effective until the Company’s annual general meeting that resolves on the financial statements of the fiscal year to end on December 31, 2020.

The Company further informs that it has received a request from B3 S.A. – Brasil, Bolsa, Balcão (“B3”) to adjust its Management Proposal disclosed on March 25, 2020 (“Proposal”) in order to (i) expressly include the manifestation of the Company’s Board of Directors as to the qualification or non-qualification of the candidates to be members of the Board of Directors to be elected in the AGM, as to independency criteria referred to in B3’s Novo Mercado Regulation, in line with the assessment performed by the Eligibility Committee under the terms contained in the Proposal, and (ii) exclude from the current item III. Management (Sections 12.5 to 12.10 – CVM Instruction No. 480/09) of the Proposal the information and curricula of the members of the Statutory Executive Board of Officers, Statutory Audit Committee and other non-statutory committees assisting the Board of Directors, as the respective elections of the members thereof are not object of resolution at the AGM.

Due to and in order to reflect the foregoing, as well as to comply with the applicable legislation and regulation, mainly ICVM 481, (i) the Management Proposal including the information pertaining to the candidates to members of the Fiscal Council mentioned in this notice; (ii) the Distance Voting Ballot for the AGM (“BV-AGM”), and (iii) the Manual for Attendance of the Shareholders are being submitted again by the Company on the date hereof.

Taking into account that the election of members for the Fiscal Council was not included in the BVD-AGM disclosed on March 25, 2020, any voting ballots for the AGM that have already been sent until the date hereof shall have their votes deemed to be valid. However, if the shareholder wishes to send a new BVD-AGM to replace the preceding one in order to vote for the election of members of the Fiscal Council, they shall do so respecting the limit term originally established of seven (7) days before the AEGM, that is, until 4.17.2020 (inclusive), as provided for in ICVM 481. In this case, it is recommended that the shareholder sends the new BVD-AGM to the same service provider they used before, thus avoiding that their voting instruction is deemed to be conflicting.

Finally, the Company highlights that all documents related to the AEGM, including, without limitation, those aforementioned, are available at the head office of Suzano, at the Company’s investors relation website (www.suzano.com.br/ri) and at the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (http://www.b3.com.br).

The Company’s Management, through its Investors Relation area, remains at the disposal of the shareholders and the market for any additional clarifications through the phone number +55 (11) 3503-9330 and the e-mail ri@suzano.com.br.

São Paulo, March 30, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relation Officer